Filed by Penn National Gaming, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Pinnacle Entertainment, Inc.

Commission File No.:  001-37666

The information below is excerpted from the press release of Penn National Gaming, Inc. dated February 8, 2017 announcing its Fourth Quarter 2017 financial results:

Transformative Transaction:

“The fourth quarter of 2017 will likely be best remembered for the December 18, 2017 announcement of our agreement to acquire Pinnacle Entertainment, Inc. (“Pinnacle Entertainment”) in a cash and stock transaction valued at approximately $2.8 billion.  Following the closing of this transaction, which is expected to occur in the second half of 2018, Penn National will enjoy significantly greater operational scale and geographic diversity from a combined 41 properties in 20 jurisdictions, including 15 of the top 30 Metropolitan Statistical Areas in America.

“Financially, we expect the transaction to be immediately accretive to free cash flow per share, and that it will increase our annual revenue and adjusted EBITDA by over 60%, following the planned divestitures of four casinos to Boyd Gaming Corporation and the realization of approximately $100 million in synergies.  Following our initial integration discussions and recent visits to Pinnacle’s properties and their Las Vegas Service Center, we came away very impressed by their talented team members and are excited about combining the companies.  The visits also reinforced our confidence in achieving our revenue and cost synergy objectives.

“As a result of our ability to strategically fund the purchase consideration with a combination of equity, debt and asset, sale proceeds, the transaction will result in only a modest near-term increase in our traditional net leverage ratio.  Importantly, the combined entity will generate significant free cash flow, which we initially intend to allocate to de-leveraging and other initiatives that we believe will enhance long-term shareholder value.  Based upon preliminary discussions with regulators, we remain on schedule to close the transaction in the second half of 2018.”

Important Additional Information

In connection with the proposed transaction, Penn National intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a joint proxy statement of Penn National and Pinnacle Entertainment and a prospectus of Penn National (the “join proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Shareholders of Penn National and stockholders of Pinnacle Entertainment are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information.  Investors will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus (if and when it becomes available), as well as other filings containing information about Penn National and Pinnacle Entertainment, without charge, at the SEC’s website at www.sec.gov.  Copies of the documents filed with the SEC by Penn National can be obtained, without charge, by directing a request to Justin Sebastiano, Penn National Gaming, Inc., 825 Berkshire Boulevard, Suite 200, Wyomissing, Pennsylvania 19610, Tel. No. (610) 401-2029.  Copies of the documents filed with the SEC by Pinnacle Entertainment can be obtained, without charge, by directing a request to Vincent Zahn, Pinnacle Entertainment, Inc., 3980 Howard Hughes Parkway, Las Vegas, Nevada 89169, Tel. No. (702) 541-7777.

Participants in the Solicitation

Penn National, Pinnacle Entertainment, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Penn National’s directors and executive officers is available in Penn National’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on April 25, 2017.  Information regarding Pinnacle Entertainment’s directors and executive officers is available in Pinnacle Entertainment’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 28, 2017, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 14, 2017.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.

Forward-looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements can be identified by the use of forward looking terminology such as “expects,” “believes,” “estimates,” “projects,” “intends,” “plans,” “seeks,” “may,” “will,” “should” or “anticipates” or the negative or other variations of these or similar words, or by discussions of future events, strategies or risks and uncertainties.  Specifically, forward-looking statements may include, among others, statements concerning: our expectations of future results of operations and financial condition;  expectations for our properties or our development projects; the timing, cost and expected impact of planned capital expenditures on our results of operations; our expectations with regard to the impact of competition; our expectations with regard to acquisitions and development opportunities, as well as the integration of any companies we have acquired or may acquire; the outcome and financial impact of the litigation in which we are or will be periodically involved; the actions of regulatory, legislative, executive or judicial decisions at the federal, state or local level with regard to our business and the impact of any such actions; our ability to maintain regulatory approvals for our existing businesses and to receive regulatory approvals for our new businesses; our expectations relative to margin improvement initiatives; our expectations regarding economic and consumer conditions; and our expectations for the continued availability and cost of capital.  As a result, actual results may vary materially from expectations.  Although the Company believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business, there can be no assurance that actual results will not differ materially from our expectations.  Meaningful factors that could cause actual results to differ from expectations include, but are not limited to, risks related to the following: the assumptions included in our financial guidance; the ability of our operating teams to drive revenue and margins; the impact of significant competition from other gaming and entertainment operations; our ability to obtain timely regulatory approvals required to own, develop and/or operate our facilities, or other delays, approvals or impediments to completing our planned acquisitions or projects, construction factors, including delays, and increased costs; the passage of state, federal or local legislation (including referenda) that would expand, restrict, further tax, prevent or negatively impact operations in or adjacent to the jurisdictions in which we do or seek to do business (such as a smoking ban at any of our facilities or the award of additional gaming licenses proximate to our facilities); the effects of local and national economic, credit, capital market, housing, and energy conditions on the economy in general and on the gaming and lodging industries in particular; the activities of our competitors and the rapid emergence of new competitors (traditional, internet, social, sweepstakes based and VGTs in bars and truck stops); increases in the effective rate of taxation for any of our operations or at the corporate level; our ability to identify attractive acquisition and development opportunities (especially in new business lines) and to agree to terms with, and maintain good relationships with partners/municipalities for such transactions; the costs and risks involved in the pursuit of such opportunities and our ability to complete the acquisition or development of, and achieve the expected returns from, such opportunities; our ability to maintain market share in established markets and to continue to ramp up operations at our recently opened facilities; our expectations for the continued availability and cost of capital; the impact of weather;  changes in accounting standards; the risk of failing to maintain the integrity of our information technology infrastructure and safeguard our business, employee and customer data; factors which may cause the Company to curtail or suspend the share repurchase program; with respect to Hollywood Casino Jamul-San Diego, particular risks associated with the repayment, default or subordination of our loans to the Jamul Indian Village Development Corporation (“JIV”), the subordination of our management and intellectual property license fees (including the prohibition on payment of those fees during any default under JIV’s credit facilities), sovereign immunity, local opposition

(including several pending lawsuits), access, the impact of well-established regional competition on property performance and the impact of our ongoing relationship with the Jamul Tribe on the term of our management agreement; with respect to our Plainridge Park Casino in Massachusetts, the ultimate location and timing of the other gaming facilities in the state and the region; with respect to our social and other interactive gaming endeavors, risks related to the social gaming industry, employee retention, cyber-security, data privacy, intellectual property and legal and regulatory challenges, as well as our ability to successfully develop innovative new games that attract and retain a significant number of players in order to grow our revenues and earnings; with respect to Illinois Gaming Investors, LLC, d/b/a Prairie State Gaming, risks relating to recent acquisitions of additional assets and the integration of such acquisitions, potential changes in the VGT laws, our ability to successfully compete in the VGT market, our ability to retain existing customers and secure new customers, risks relating to municipal authorization of VGT operations and the implementation and the ultimate success of the products and services being offered; with respect to our proposed casino in York County Pennsylvania, risks related to ongoing litigation surrounding Pennsylvania’s gaming legislation and the ultimate location of other gaming facilities in the state; risks related to the acquisition of Pinnacle Entertainment by Penn National and the integration of the businesses and assets to be acquired; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained on the terms anticipated or at all; the possibility that the Boyd Gaming Corporation and/or GLPI deals do not close in a timely fashion or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; potential litigation challenging the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or issues arising from, the integration of the two companies; the possibility that the anticipated divestitures are not completed in the anticipated timeframe or at all; the possibility that additional divestitures may be required; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; litigation relating to the transaction; risks associated with increased leverage from the transaction; and other factors as discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each as filed with the United States Securities and Exchange Commission.  The Company does not intend to update publicly any forward-looking statements except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release may not occur.